Exhibit 99.1

Suite 3400
666 Burrard Street
Vancouver, British Columbia
Canada, V6C 2X8
Telephone
(604) 696-3000
Facsimile
(604) 696-3001
www.goldcorp.com
September 12, 2006
Charles A. Jeannes
Executive Vice President, Administration
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada
89502
Re: Goldcorp Inc. — Project Sahara
This letter agreement is to evidence that the undersigned have hereby agreed that the Arrangement Agreement among Goldcorp Inc., 0756808 B.C. Ltd. and Glamis Gold Ltd. dated August 30, 2006 (the “Arrangement Agreement”) in sections 4.02 (l) and Section 7.03 (h) to “September 13, 2006” is amended as and from September 12, 2006 by replacing the reference to “September 13, 2006” to “September 26, 2006”.
All other terms and conditions of the Arrangement Agreement remain in full force and effect, unamended.
Please sign this letter agreement where indicated and return an original to our attention to confirm your agreement with the amendments to the Arrangement Agreement set out herein.
Yours truly,
Goldcorp Inc. and 0756808 B.C. Ltd.
Per:
(Signed) Lindsay Hall
Lindsay Hall
Authorized Signing Representative

Acknowledged and agreed this 13th day of September, 2006.

Glamis Gold Ltd.
Per:
(Signed) Kevin McArthur	(Signed) Charles A. Jeannes
Kevin McArthur	Charles A. Jeannes
President and Chief Executive Officer	Executive Vice President, Administration